LICENCE AGREEMENT

BETWEEN

SONIC TECHNOLOGY SOLUTIONS INC.

-AND-

QUANTUM-MURRAY LP

THIS LICENCE AGREEMENT (the “Agreement”) is made effective as of the 1st day of October, 2007

BETWEEN:

SONIC TECHNOLOGY SOLUTIONS INC., a corporation organized and existing under the laws of British Columbia and with a principal place of business at Unit 7, 8765 Ash Street, Vancouver, British Columbia, V6P 6T3

(“Sonic”)

AND:

QUANTUM-MURRAY LP, a limited partnership duly organized and existing under the laws of Ontario, with a principal place of business at office 200-15 Fitzgerald Road, Ottawa, Ontario K2H 9G1

(“Quantum”)

WHEREAS:

A.

Sonic has developed and owns technology pertaining to the design and operation of certain systems (“Sonic Treatment Systems”, as defined herein) to remediate soil contaminated by polychlorinated biphenyls and other polychlorinated organics, including the Proprietary Information (as defined herein) related to Sonic Treatment Systems and certain Patents and Trade-marks (as defined herein).

B.	Quantum operates an environmental management business in Canada and wishes to use Sonic Treatment Systems in connection with Quantum’s business in Canada.

C.

Quantum wishes to obtain, and Sonic wishes to grant to Quantum, a licence to use and make Sonic Treatment Systems in Canada and to exploit the Proprietary Information, the Patents and the Trade-marks concerning the Sonic Treatment System as part of its environmental management business, on the terms and conditions set out in this Agreement.

NOW THEREFORE, in consideration of the foregoing and the representations, warranties, covenants, conditions and promises contained herein and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties agree as follows:

Quantum / Sonic Licence Agreement (2007)
Private and Confidential - Not for Distribution
	Sonic	Quantum

1.	DEFINITIONS

1.1	The following terms, when employed in this Agreement with capitalized initial letters, shall be defined as follows:

(a)

“Affiliate” means any person, partnership, joint venture, corporation or other form of enterprise which directly or indirectly controls, is controlled by, or is under common control with, Quantum. For purposes of the preceding sentence, “control” means possession, directly or indirectly, of the power to direct or cause direction of management and policies through ownership of voting securities, contract, voting trust or otherwise;

(b)

“Annual Report” means a report certified by an officer of Quantum showing, in respect of the fiscal year to which the report relates, all Revenues, Costs, Royalty payments, year-end adjustments affecting the Royalty paid or to be paid and all other matters taken into account in the calculation of the Royalty;

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(d)

“Confidential Information” means all information, data, knowledge and know- how (in whatever form and however communicated or maintained, whether orally, electronically or documentary, computer storage or otherwise) that is not generally known or available to third parties, and which derives independent economic value, actual or potential, from not being generally known or available, relating, directly or indirectly, to Sonic and Sonic Treatment Systems and the Purchased System and related assets purchased by Quantum under the Purchase Agreement, and the use and application thereof (including, without limitation, any documents or notes relating thereto) that is delivered or disclosed by Sonic or by

Quantum / Sonic Licence Agreement (2007)
Private and Confidential - Not for Distribution
	Sonic	Quantum

any of its officers, directors, employees, partners, agents or affiliates to Quantum in writing, electronically, verbally or through visual means or which Quantum obtains naturally, through observation or through analyses, interpretations, compilations, studies or evaluations of such information, data, knowledge or know-how, but does not include such information, data, knowledge or know-how, as shown by written records: (1) that is in Quantum’s possession prior to disclosure thereof by Sonic; (2) is in the public domain prior to the disclosure thereof by Sonic to Quantum or lawfully enters the public domain through no violation of this Agreement after disclosure thereof by Sonic to Quantum; (3) becomes available to Quantum on a non-confidential basis from a source other than Sonic who is not, to Quantum’s knowledge, after enquiry, under any obligation of confidentiality to Sonic; or (4) is independently developed by Quantum without reference to or use of any of Sonic’s Confidential Information;

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(f)

“Improvements” means any developments, improvements, variations, updates, modifications or enhancements (whether patentable or not) made by Sonic or Quantum after the date of this Agreement relating to the Licensed Property;

(g)	“Licence” means the licence of the Licensed Property from Sonic to Quantum, as set out section 2;

(h)	“Licensed Property” means the Proprietary Information, the Canadian Patents, and the Trademarks;

(i)	“Minimum Annual Royalty” means the royalty fee payable under this Agreement in order for Quantum to retain the exclusivity of the Licence as set out in Section 4;

Quantum / Sonic Licence Agreement (2007)
Private and Confidential - Not for Distribution
	Sonic	Quantum

(j)	“Net Amounts” means the amount by which Revenues exceed Costs;

(k)	“Operating Quarter” means a fiscal quarter of an Operating Year;

(l)	“Operating Year” means a fiscal year commencing on January 1 and ending on December 31;

(m)

“Patents” means, collectively, the Canadian Patents and the US Patents, and any re-examination certificates and reissue patents, and any divisional or continuing applications derived from or relating thereto, which may issue on said Canadian Patents or US Patents;

(n)

“Proprietary Information” means proprietary and non-public business information including inventions (whether or not patentable), discoveries, trade secrets, know-how, methods, processes, designs, technology, technical data, specifications and experience of Sonic relating to the Sonic Treatment System and its use and application;

(o)	“Purchase Agreement” means the Agreement of Purchase and Sale between Sonic and Quantum dated as of the date hereof;

(p)	“Purchased System” means the physical components and related assets of one Sonic Treatment System purchased by Quantum from Sonic under the Purchase Agreement;

(q)

“Purpose” means the remediation of soils and other matter containing environmental contaminates consisting of polychlorinated biphenyls and other polychlorinated organics to meet appropriate regulatory requirements for on-site or off-site disposal;

(r)	“Remediation Project” means a commercial operation by Quantum and/or any Affiliate in which such persons use the Sonic Treatment System for the Purpose;

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Quantum / Sonic Licence Agreement (2007)
Private and Confidential - Not for Distribution
	Sonic	Quantum

(t)	“Royalty” has the meaning given to it in Section 4.1;

(u)

“Sonic Treatment System” means soil remediation equipment consisting of (i) a Terra-Kleen extraction stage; and (ii) a Sonoprocess de-chlorination stage (all as defined in greater detail in the Purchase Agreement);

(v)	“Sub-licence Fees” has the meaning given to it in paragraph 4.1(c);

(w)	“Term” has the meaning given to it in Section 11.1;

(x)	“Territory” means Canada and such additional jurisdictions as Sonic may agree to in writing from time to time in its sole discretion;

(y)	“Trademarks” means the “SONOPROCESS” mark and any other trade-mark which Sonic may identify in writing from time to time; and

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Quantum / Sonic Licence Agreement (2007)
Private and Confidential - Not for Distribution
	Sonic	Quantum

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1.2

All calculations and computations relating to the Royalty shall be carried out in accordance with Canadian generally accepted accounting principles to the extent that such principles are not inconsistent with the provisions of this Agreement.

1.3	Except as otherwise agreed in writing by the parties, all amounts payable to Sonic under this Agreement will be made in Canadian dollars.

2.	GRANT OF LICENCE

2.1

Sonic hereby grants to Quantum, and Quantum hereby accepts, an exclusive licence (the “Licence”) to use and exploit the Licensed Property solely for the Purpose and solely in the Territory, subject to the terms and conditions set out in this Agreement. The Licence includes the right to construct and use all or part of one or more Sonic Treatment Systems for use in connection with the Purpose, but does not include the right to construct Sonic Treatment Systems for sale.

2.2	The Licence shall be non-divisible, non-transferable and non-assignable.

2.3

Sonic may register a financing statement regarding this agreement under the Personal Property Security Act of British Columbia and/or under similar legislation in those jurisdictions in which Quantum carries on business and/or has its chief place of business.

2.4

Quantum may not sub-license any rights granted under this Agreement, provided that Quantum may grant a sub-licence with the consent of Sonic, such consent not to be unreasonably withheld in the case of a sub-licence to an Affiliate or in Sonic’s sole discretion in the case of a sub-licence to any other person, and provided such sub-licensee executes an agreement in which it agrees to abide by the terms and conditions of this Agreement or such other terms as Sonic may reasonably request. ******************************** ***** *******

2.5	In the event that Sonic expands the Territory to include the United States of America, the Licensed Property will automatically be expanded to include the US Patents.

Quantum / Sonic Licence Agreement (2007)
Private and Confidential - Not for Distribution
	Sonic	Quantum

3.	TECHNICAL ASSISTANCE AND SOLE PRODUCTION

3.1

Sonic shall provide, or cause to be made available, such technical assistance and instruction in the use and application of the Licensed Property in connection with Sonic Treatment Systems as Quantum may reasonably require. Except as provided in the Purchase Agreement, Quantum shall bear all direct expenses, including travel expenses and wages of Sonic personnel, incurred by Sonic in connection with the provision of any technical assistance provided by Sonic.

3.2

Sonic shall provide to Quantum all necessary technical specifications, and other documentation in its possession necessary to construct and operate Sonic Treatment Systems and relevant contractual data related to manufacturers and suppliers used by Sonic in connection with the construction of Sonic Treatment Systems.

4.	LICENCE FEES AND ROYALTIES

4.1	In consideration of the licence granted to Quantum under this Agreement, Quantum agrees to pay to Sonic:

(a) a non-refundable initial license fee of $500,000 (the “Initial Licence Fee”) payable as set out in Section 4.2;

(b) a royalty equal to 50% of all Net Amounts earned by Quantum or by a sub- licensed Affiliate; and

(c) a royalty equal to 75% of all fees, royalties and other payments paid to Quantum or an Affiliate on account of any sub-licence granted hereunder to a non-Affiliate (the “Sub-licence Fee”),

(the royalties set out in sections 4.1(b) and 4.1(c) are collectively the “Royalty”).

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Quantum / Sonic Licence Agreement (2007)
Private and Confidential - Not for Distribution
	Sonic	Quantum

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4.3	Within 30 days after the end of each Operating Quarter, Quantum will:

	(a)	calculate Net Amounts and Sub-licence Fees in respect of the Operating Quarter;

	(b)	calculate the amount payable to Sonic on account of the Royalty based upon Net Amounts and Sub-licence Fees for the Operating Quarter; and

	(c)	pay Sonic the amount payable on account of the Royalty for that Operating Quarter.

4.4

Quantum will pay interest on all amounts due and owing to Sonic under this Agreement but not paid by Quantum by the due date, at the prime rate of the Canadian Imperial Bank of Commerce (as of the due date) plus two percent (2%).

4.5

Quantum will pay all taxes and any related interest or penalty designated in any manner at all and imposed as a result of the operation of this Agreement including, without limitation, tax which Quantum is required to withhold or deduct from payments to Sonic. Quantum will provide to Sonic evidence as may be required by Canadian authorities to establish that the tax has been paid. The Royalty is exclusive of taxes. If Sonic is required to collect a tax to be paid by Quantum, Quantum will pay the tax to Sonic on demand.

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4.7

In the event that the Licence becomes non-exclusive due to the Quantum’s failure to pay the Minimum Annual Royalty pursuant to Section 4.6, to the extent Sonic grants a licence to any other person for the use of the Licensed Property in the Territory that is more beneficial with respect to any aspect of that licence than those applicable to Quantum in this Agreement, Quantum shall be entitled to adopt such provisions and upon providing notice to Sonic of such adoption will be entitled to rely on such provisions to the

Quantum / Sonic Licence Agreement (2007)
Private and Confidential - Not for Distribution
	Sonic	Quantum

exclusion of the provisions in this Agreement. On request, Sonic will promptly deliver to Quantum, or allow Quantum access to, a true copy of any such other licence.

4.8

The parties hereby agree, from time to time when initiated by one party to the other and in any case no later than one year following the date of this Agreement, to use good faith efforts to amend the portion of the Royalty calculation hereunder that is derived from the “Net Amount” such that the payments to Sonic from a Remediation Project are based on a fixed cost per volume of throughput in the Sonic Treatment System, and to delete the calculation by Net Amount.

5.	MANAGEMENT COMMITTEE

5.1	Sonic and Quantum will form a committee (the “Management Committee”) consisting of one representative as designated by Sonic and 2 representatives as designated by Quantum from time to time.

5.2

The Management Committee will meet once every Operating Quarter for the first year of the Term at mutually agreed times and locations, and thereafter as the parties may mutually agree, to discuss issues arising in connection with this Agreement.

5.3	Quantum will pay Sonic $2,000 for time and expenses for every Management Committee meeting which occurs.

5.4	For greater certainty, the Management Committee will have no power or authority to direct or affect Quantum or its activities.

6.	REPORTS, RECORDS AND AUDITS

6.1

Quantum will keep current records showing the derivation of all Royalties. Quantum will make available to Sonic on request copies of all bid documents, contract documents and project accounting documents in respect of Remediation Projects and such other documents as are reasonably relevant to the determination of Net Amount. In instances where a Remediation Project contemplates the use of the Licensed Property combined with other services that will constitute a source of revenue for Quantum or its Affiliates, Quantum will notify Sonic prior to commencing work on such Remediation Project and will, upon request by Sonic, provide detailed data and background material regarding the nature and allocation of revenue on the Remediation Project.

6.2

Each Royalty payment will be accompanied by a statement showing, in reasonable detail, the calculation of Net Amounts and will be subject to adjustment based upon the Annual Report for the Operating Year. Such report will also include a completed payment report, indicating all current site-remediation contracts with the contract date or date on which an

Quantum / Sonic Licence Agreement (2007)
Private and Confidential - Not for Distribution
	Sonic	Quantum

order was accepted, customer details, locations for delivery and use, description of the contracted services, order price, amount of treated soil or other mediums.

6.3

Within 120 days after the end of each Operating Year, Quantum will calculate cumulative Net Amounts in respect of the entire Operating Year and will deliver to Sonic an Annual Report in respect of the Operating Year. Any adjustments to the amounts paid or payable to Sonic on account of the Royalty in respect of the Operating Year then ended will be credited to or deducted from the amount payable in respect of the first Operating Quarter of the following Operating Year.

6.4	If, in any Operating Quarter and Operating Year, Costs exceed Revenues, negative Net Profit for that period will be credited against future payments owing to Sonic.

6.5

Sonic will have 30 days from the date it receives a statement under Section 4.2 or an Annual Report to question the accuracy thereof by notice in writing to Quantum, failing which the statement or Annual Report will be deemed to be final and correct.

6.6

If the statement under Section 4.2 or the Annual Report is questioned by Sonic, and if such questions cannot be resolved between Sonic and Quantum, Sonic will have six months from the date it receives such statement or Annual Report to have an audit performed. Such audit will be conducted by a firm of qualified accountants selected by Sonic and acceptable to Quantum, acting reasonably.

6.7

The audited statement or Annual Report will be final and determinative of the calculation of the Royalty for the period covered by such statement or Annual Report and will be binding on Quantum and Sonic. Any overpayment of the Royalty will be credited against future payments owing to Sonic and any underpayment will be paid to Sonic forthwith.

6.8

The costs of the audit will be borne by Sonic if the statement or Annual Report overstated the Royalty payable or understated the Royalty payable by not more than 5% and will be borne by Quantum if the statement or Annual Report understated the Royalty payable by greater than 5%.

6.9

Quantum will maintain accurate and complete books and records of the Net Profit, all data in reasonable detail necessary to calculate amounts due to Sonic under this Agreement, and all business conducted using the Licensed Property. Sonic will be entitled to examine, on reasonable notice and during normal business hours, such books and records as are reasonably necessary to verify the payment to Sonic of the Royalty from time to time, provided however that such examination shall not unreasonably interfere with or hinder Quantum’s operations. Quantum shall give any such representatives and any auditor appointed pursuant to Section 5.5 reasonable access to any facility as well as the opportunity to inspect relevant books and records of Quantum to the extent necessary for such audit.

Quantum / Sonic Licence Agreement (2007)
Private and Confidential - Not for Distribution
	Sonic	Quantum

7.	RIGHT TO REMEDIATE BY SONIC

7.1

If Sonic identifies a potential Remediation Project in the Territory which contemplates the use of the Licensed Property, it may notify Quantum and request that Quantum confirm whether or not Quantum intends to bid on the Remediation Project. Upon receipt of such notice, Sonic will make available to Quantum all relevant information in its possession regarding the Remediation Project and Quantum must, within 10 days or within such longer time as Quantum may reasonably request, notify Sonic as to whether it intends to submit a bid for the Remediation Project. If Quantum notifies Sonic of its intention to bid and thereafter submits a bid or otherwise enters into negotiations to conduct the Remediation Project, then Sonic will have no entitlement to pursue such Remediation Project. If Quantum at any time notifies Sonic that it does not intend to submit a bid on the Remediation Project, does not send a notice to Sonic within the time set forth herein or otherwise confirms to Sonic that it is not proceeding with a bid or negotiations with respect to the Remediation Project, then Sonic may bid on the Remediation Project and may, notwithstanding any other provision of this Agreement, use Licensed Property or grant to another person a license to use the Licensed Property for the limited purpose of completing such Remediation Project and for no other purpose whatsoever, without payment or compensation to Quantum.

8.	CONFIDENTIALITY

8.1

Quantum agrees to keep and use the Confidential Information in confidence, and will not, without the prior written consent of Sonic, disclose the Confidential Information to any person or entity, except to Quantum’s directors, officers, employees, contractors and professional advisors who require the Confidential Information to assist Quantum in performing its obligations under this Agreement and who have agreed to be bound by the confidentiality provisions of this Agreement. Quantum will be responsible and liable for any use or disclosure of the Confidential Information by such parties in violation of this Agreement.

8.2

Nothing contained herein shall be deemed to prevent disclosure of any of the Confidential Information if such disclosure is legally required to be made in a judicial, administrative, or governmental proceeding pursuant to a valid subpoena or other applicable order; provided, however, Quantum will give Sonic at least ten days’ prior written notice (unless less time is permitted by the applicable proceeding) before disclosing any of the Confidential Information in any such proceeding and, in making such disclosure, Quantum shall disclose only that portion thereof required to be disclosed and shall take all reasonable efforts to preserve the confidentiality thereof, including supporting Sonic in obtaining protective orders.

8.3	Quantum will not use Confidential Information provided under this Agreement to file patents at any time during the Term of this Agreement or following its termination.

Quantum / Sonic Licence Agreement (2007)
Private and Confidential - Not for Distribution
	Sonic	Quantum

8.4

Notwithstanding the termination of this Agreement for any reason, this Section 7 will survive and continue to bind Quantum and its successors and assigns for a period of five (5) years from the date of such termination.

9.	PROPERTY RIGHTS AND IMPROVEMENTS

9.1	Quantum acknowledges and agrees that Sonic owns all right, title and interest in and to the Licensed Property and all Improvements.

9.2	Quantum will, at the request of Sonic, sign all documents as may be required to ensure that ownership of the Licensed Property and any Improvements remains with Sonic.

9.3	Each party agrees to give timely notice to the other party of the details of all Improvements made by such party during the Term of this Agreement.

9.4	All Improvements reasonably related to the Purpose shall be deemed to be included in the Licence, and will not result in additional fees or royalties to Quantum.

9.5

If there is an alleged infringement, misappropriation or unauthorized use of the Licensed Property or any Improvements or any violation of any right with respect to the Licensed Property or any Improvements, Quantum may, on receiving the prior written consent of Sonic, prosecute litigation designed to enjoin infringers of the Licensed Property or any Improvements. Provided that it has first granted its prior written consent, Sonic agrees to reasonably co-operate to the extent of signing all necessary documents and to vest in Quantum the right to institute the litigation, provided that all the direct and indirect costs and expenses of bringing and conducting the litigation or settlement are paid by Quantum and in this case all recoveries are for the benefit of Quantum.

9.6

If any complaint alleging infringement of any patent or any violation of any other proprietary rights is made against Quantum or a sub-licencee of Quantum regarding the use, in accordance with the terms and conditions of this Agreement of the Licensed Property or any Improvements or the manufacture, use or sale of a Sonic Treatment System in accordance with the terms of this Agreement, the following procedure will be adopted:

(a)

Quantum will promptly notify Sonic on receipt of the complaint and will keep Sonic fully informed of the actions and positions taken by the complainant and taken or proposed to be taken by Quantum on behalf of itself or a sub-licencee;

(b)

except as provided in paragraph (e), all costs and expenses incurred by Quantum or any sub-licencee of Quantum in investigating, resisting, litigating and settling the complaint, including the payment of any award of damages and/or costs to any third party, will be paid by Quantum;

Quantum / Sonic Licence Agreement (2007)
Private and Confidential - Not for Distribution
	Sonic	Quantum

(c)	no decision or action concerning or governing any final disposition of the complaint will be taken without full consultation with, and approval by, Sonic;

(d)

Sonic may elect to participate as a party in any litigation involving the complaint to the extent that the court may permit, and any additional expenses generated by such participation will be paid by Sonic (subject to the possibility of recovery of some or all of the additional expenses from the complainant); and

(e)

Quantum will hold all royalties payable under this agreement to Sonic in trust from the date Sonic receives notice of the complaint and until a resolution of the complaint has been finalized. If the complainant is successful, then:

(i)

all costs and expenses incurred by Quantum in investigating, resisting, litigating and settling the complaint, including the payment of any award of damages and/or costs to any third party, will be paid by Sonic; and

	(ii)	the royalties held in trust by Quantum under this paragraph 9.6(e) will be applied to the extent required to cover such outstanding costs and expenses.

If the complainant is not successful, then all royalties will forthwith be paid to Sonic.

10.	LIMITATION OF WARRANTY

10.1	Sonic makes no warranty, express or implied, regarding the Licensed Property or any Improvements, except as explicitly provided herein.

11.	INDEMNITY

11.1

Sonic indemnifies, holds harmless and defends Quantum, its directors, officers, employees, consultants and agents, against any and all claims (including all associated legal fees and disbursements actually incurred) arising out of the exercise of any rights under this Agreement, including without limitation against any damages or losses, direct or indirect, consequential or otherwise, arising in any manner at all from or out of the use of the Licensed Property or any Improvements licensed under this Agreement, except where such claims arise in respect of a breach by Quantum of the representations or warranties in Section 12 or the incorrect or negligent use or application of a Sonic Treatment System or the Licensed Property.

11.2

Except for liability arising pursuant to Section 8.6, Sonic’s total liability, whether under the express or implied terms of this Agreement, in tort (including negligence) or at common law, for any loss or damage suffered by Quantum, whether direct, indirect or special, or any other similar damage that may arise or does arise from any breaches of

Quantum / Sonic Licence Agreement (2007)
Private and Confidential - Not for Distribution
	Sonic	Quantum

this Agreement by Sonic, its directors, officers, employees, consultants and agents, is limited to an amount equal to all funds paid to Sonic hereunder.

11.3

Notwithstanding the termination of this Agreement for any reason, the rights and obligations in this Section 11 will survive and continue to bind Quantum and Sonic and their successors and assigns for two years following the date of such termination.

12.	REPRESENTATIONS, WARRANTIES AND COVENANTS

12.1	Sonic represents and warrants that Sonic owns or has sufficient rights to the Licensed Property to grant the Licence to Quantum under this Agreement.

12.2

Sonic represents and warrants that there are no prior agreements, obligations or duties of any nature or kind affecting Sonic’s rights and abilities to grant the rights and licenses set forth herein to Quantum.

12.3

To the best of Sonic’s knowledge, Sonic is not aware of any intellectual property rights of any third parties restricting or derogating from the enjoyment, use, practice or exploitation by Sonic of the Licensed Property. For greater certainty, and without limiting the foregoing, to the best of Sonic’s knowledge, Quantum’s exercise of any of the rights granted to it under this Agreement will not infringe, violate or misappropriate the intellectual or industrial property or proprietary or confidential information of any third party.

12.4	Sonic represents and warrants that

(a)

all Patents are in good standing and are recorded in Sonic’s name. Sonic has made all registrations, filings and payments, and has taken all other action, necessary to preserve the Patents in good standing and to preserve Sonic’s rights in and to the Patents. No Patent has expired, been cancelled, expunged or impeached, or has lapsed for failure to be renewed or maintained;

(b)	all of the applications for registration of Patents are in good standing and are recorded in Sonic’s name, and Sonic has prosecuted, and is prosecuting, such applications diligently;

(c)	no person has challenged by way of written notice the validity of any Patent, and to Sonic’s knowledge no such challenges are pending or threatened;

(d)	to Sonic’s knowledge, each Patent correctly names the inventor or inventors of the inventions disclosed in such Patent, and all such inventors have assigned their rights in such Patents to Sonic and

Quantum / Sonic Licence Agreement (2007)
Private and Confidential - Not for Distribution
	Sonic	Quantum

(e)

to Sonic’s knowledge, the inventions disclosed in the Patents have not been publicly disclosed without a confidentiality arrangement, made available to the public or placed in public use or on sale before the filing of a patent application for each of the inventions disclosed in the Patents.

12.5

Quantum represents and warrants that it is a limited partnership duly organized and validly existing under the laws of Ontario and has the power and authority to carry on its business as now conducted and as contemplated under this Agreement.

12.6

Quantum will comply with all laws and regulations with respect to all activities conducted as contemplated by this Agreement and will indemnify and save harmless Sonic, its directors and officers from any claims (including all associated legal fees and disbursements actually incurred) arising from the use of the Licensed Property by Quantum and its Affiliates that is not in accordance with applicable laws and regulations, including any permits and licences relating to such Licensed Property.

12.7	Quantum represents and warrants to Sonic that it has the infrastructure, expertise and resources to:

	(a)	conduct commercial operations using the Licensed Property for the Purpose; and

	(b)	handle Licensed Property with care and without danger to Quantum, its employees, agents, or the public.

12.8	Quantum represents, warrants and covenants to Sonic that it will, throughout the term of this agreement:

(a)

allocate to the development and commercialization of the Licensed Property at least the same degree of diligence, expertise, infrastructure, and resources as Quantum is allocating to all other aspects of its environmental remediation business, and

	(b)	use commercially reasonable efforts to develop, promote, market and deploy Sonic Treatment Systems, and to meet or cause to be met the market demand for Sonic Treatment Systems;

(c)

conduct all bidding and pricing of contracts for use of the Licensed Property in such a way as to avoid potential conflicts of interest and to maximize the Revenue attributable to the Licensed Property, and in particular Quantum will not discount potential Revenues from Licensed Property on a Remediation Project in order to increase other sources of revenue on the Remediation Project.

11.8	Quantum covenants, so long as the Licence hereunder is exclusive to Quantum, neither it nor its Affiliates will acquire or otherwise use in their business any other product or

Quantum / Sonic Licence Agreement (2007)
Private and Confidential - Not for Distribution
	Sonic	Quantum

process that is competitive with the Licensed Property for the remediation of soils containing environmental contaminants consisting of polychlorinated biphenyls and other polychlorinated organics, provided that nothing in this Section precludes Quantum and its Affiliates from using other remediation processes, methods and technology or subcontracting soil remediation to an arm’s length third party where Quantum has determined, acting in good faith, that the Licensed Property cannot be used for commercial reasons, or, with prior notification to Sonic, that such other commercial circumstances exist that would preclude use of the Licensed Property.

13.	TERM AND TERMINATION

13.1

The term (the “Term”) of this Agreement starts on the date of this Agreement and continues for an initial term of five years. The Term will be automatically renewed for further periods of 5 years unless one of the parties hereunder, within sixty (60) days of the expiration of the Term or any subsequent period, provides notice to the other of the termination of the Agreement at the end of such term, with such notice including a description of a commercial deficiency (which may not be a breach and is in the sole discretion of the notifying party) in the performance of the Licence that forms the basis of such termination of the term.

13.2

Notwithstanding the provisions of subsection 13.1 above and without prejudice to any other right and remedy that one party may have against the other party for breach or non- performance of this Agreement, this Agreement may be terminated:

(a)

by either party upon thirty (30) days written notice if the other party shall materially violate any of the provisions or conditions of this Agreement and shall fail to discontinue or remedy such violation within the said period of thirty (30) days; or

(b)

by either party immediately if the other party shall become insolvent or unable to pay its debts as they mature, shall institute a bankruptcy or insolvency proceeding or have such a proceeding instituted against it which is not dismissed within thirty (30) days, shall make an assignment for the benefit of creditors, or shall commence dissolution or liquidation proceedings;

(c)

if Sonic becomes insolvent or unable to pay its debts as they come due, or institutes a bankruptcy or insolvency proceeding or has such a proceeding instituted against it which is not dismissed within 30 days, makes an assignment for the benefit of creditors, or commences dissolution or liquidation proceedings, then Quantum may elect to continue the terms and conditions of this Agreement or

Quantum / Sonic Licence Agreement (2007)
Private and Confidential - Not for Distribution
	Sonic	Quantum

(d)

by Sonic, upon the completion by Sonic of the purchase of the Purchased System pursuant to the exercise of its rights under Section 13 of the Purchase Agreement, provided that Sonic has included in the notice of purchase contemplated under Section 13 of the Purchase Agreement a further notice to Quantum that it is concurrently terminating the Licence Agreement with the purchase of the Purchased System.

13.3

For greater certainty, Quantum’s failure to pay the Minimum Annual Royalty is not a material violation of this Agreement giving Sonic the right to terminate. Sonic’s only remedy if Quantum does not pay the Minimum Annual Royalty is to make the Licence non-exclusive as set out in Section 4.6

13.4

Expiration or termination for any reason of this Agreement shall not in any case operate to relieve either of the parties from its responsibility to fulfill any obligations under the provisions of this Agreement which shall have accrued to such party prior to the time of such expiration or termination including the obligation to pay fees and royalties.

13.5

Upon expiry of this Agreement, Quantum may continue non-exclusive use of existing Sonic Treatment Systems for five years from the date of termination as long as the terms of this Agreement are complied with including payment of Royalties, provided that Quantum will have no entitlement to sub-licence the Licensed Property or to use Licensed Property for any other purpose or with any other facilities or assets other than the Sonic Treatment Systems owned by Quantum on the date of such termination.

14.	ASSIGNMENT

14.1	Neither Sonic nor Quantum may assign, transfer or otherwise dispose of any or all rights granted under this Agreement without the prior written consent of the other party.

15.	FORCE MAJEURE

15.1

The obligations of a party, other than an obligation in respect of a payment, shall be suspended during the time and to the extent that the party is prevented from or delayed in complying with that obligation by a force majeure.

15.2

For the purpose of this Section, force majeure means a circumstance beyond the reasonable control of a party which occurs without the fault or negligence of the party affected, and includes, without limitation, inevitable accident, storm, flood, fire, earthquake, explosion, peril of navigation, hostility, act of terrorism, war (declared or undeclared), insurrection, industrial strikes, lockouts or other industrial action, executive or administrative order or act of either general or particular application of any government, whether de jure or de facto, or any official purporting to act under the authority of that government, prohibition or restriction by domestic or foreign laws,

Quantum / Sonic Licence Agreement (2007)
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regulations or policies, quarantine or customs restrictions, breakdown or damage to or confiscation of property.

16.	ARBITRATION

16.1	In the event of a dispute arising between the parties in connection with this Agreement the parties hereby agree to negotiate in good faith to attempt to settle such a dispute.

16.2	If the event the parties are unable to settle a dispute in accordance with subsection 16.1, such dispute will be submitted to and finally settled by arbitration in accordance with this Section 16.

16.3

If a party (the “Applicant”) delivers written notice to another party (the “Respondent”) that the Applicant is submitting a dispute to arbitration, the parties shall appoint a single arbitrator by mutual agreement within ten days, failing which any party may apply (upon the expiration of that ten day period) to the courts of Ontario to appoint a single arbitrator.

16.4	The arbitration shall be conducted in the English language and take place in Toronto, Ontario, and the substantive and procedural laws of Ontario shall govern in all situations.

16.5

The award of the arbitrator regarding the dispute shall be given in writing and shall deal with questions of costs of the arbitration and all matters related thereto. In making its determination regarding costs, the arbitrator shall consider any offers made by the parties. The arbitrator may award costs to either party and in the absence of any such award of costs, each party shall bear its own costs of the arbitration and share the arbitrator and hearing costs equally.

16.6	All rulings of the arbitrator shall be final and binding.

17.	NOTICE

17.1

Any notice or other communication provided for in this agreement (a “Notice”) shall be in writing and shall be delivered personally, sent by courier or transmitted by facsimile to the party at the address or facsimile number provided below, or such other address or facsimile number as a party may specify by notice in writing to the other party, from time to time. Any Notice personally delivered to a party shall be deemed to have been given and received on the day it is so delivered, provided that if such day is not a day where businesses are ordinarily open in Vancouver, British Columbia or in Toronto, Ontario (a “Business Day”) then the Notice shall be deemed to have been given and received on the next Business Day. Any Notice sent by courier or transmitted by facsimile shall be deemed to have been given and received on the next Business Day following the date of its sending or transmission.

Quantum / Sonic Licence Agreement (2007)
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If to Sonic:

Sonic Technology Solutions Inc.
Unit 7, 8765 Ash Street,
Vancouver, British Columbia V6P 6T3
Facsimile: 604-736-2558
Attention: Adam Sumel

If to Quantum:

Quantum-Murray LP,
200-15 Fitzgerald Road,
Ottawa, Ontario K2H 9G1
Facsimile: 613-820-9623
Attention: Jeff Westeinde

With a copy to:

Davis LLP
2800 -666 Burrard Street
Vancouver, BC V6C 2Z7
Facsimile: 604-605-3558
Attention: Brian Hiebert

18.	GOVERNING LAW

18.1

This Agreement shall be construed, governed by and interpreted in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein. The parties irrevocably and unconditionally submit to the jurisdiction of the courts of the province of Ontario.

19.	GENERAL

19.1

This Agreement and the Purchase Agreement constitute the entire agreement between the parties hereto relative to the subject matter hereof and supersede all previous agreements, negotiations, commitments and writings relative to the subject matter hereof and, may not be changed or modified in any manner unless in writing signed by the authorized officer or representative on behalf of each of the parties hereto on or after the date of execution of this Agreement.

19.2	Time will be of the essence of this Agreement.

Quantum / Sonic Licence Agreement (2007)
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19.3	Subject to the limitations expressed in this Agreement, this Agreement operates for the benefit of and is binding on the parties and their respective successors and assigns.

19.4	No condoning or excusing by a party of any default or breach by the other party of any terms of this Agreement operates as a waiver of that party’s rights under this Agreement.

19.5

Any of the provisions of this Agreement that are indefinite, invalid, illegal or otherwise voidable or unenforceable may be severed and the balance of this Agreement will continue in full force and effect.

19.6	The headings or Sections of this Agreement are for convenience of reference only, and shall not in any way affect the meaning or interpretation of any of the provisions of this Agreement.

19.7

This Agreement may be executed in counterparts and by facsimile, each of which when so executed will be deemed to be an original and such counterparts shall together constitute one and the same instrument.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first written above.

SONIC TECHNOLOGY SOLUTIONS INC.	QUANTUM-MURRAY LP, by its
By:	general partner, QUANTUM
MURRAY GP INC.
By:
Adam Sumel, CEO & President

Jeff Westeinde, CEO

Quantum / Sonic Licence Agreement (2007)
Private and Confidential - Not for Distribution
	Sonic	Quantum

SCHEDULE A

SONIC PROJECTS IN PROGRESS

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Quantum / Sonic Licence Agreement (2007)
Private and Confidential - Not for Distribution
	Sonic	Quantum